                      SECURITIES AND EXCHANGE COMMISSION


                          WASHINGTON,  D. C.  20549


                                SCHEDULE 13G/A


                  Under the Securities Exchange Act of 1934


                                GORMAN RUPP CO.
                            ----------------------
                               (NAME OF ISSUER)



                        COMMON SHARES WITHOUT PAR VALUE
                   ---------------------------------------
                        (Title of Class of Securities)


                                  383082104
                                  ---------
                                (CUSIP Number)


                              DECEMBER 31, 1995
                              -----------------
                                    (Date)


       Check the following box if fee is being paid with this statement


            _____________________________________________________

CUSIP NO.                383082104
          ------------------------

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1)   Names of Reporting Persons               I.R.S. No.  31-0738296
     S.S. or I.R.S. Identification Nos. of                ----------
     Above Persons                                   BANC ONE CORPORATION
                                                     --------------------

-------------------------------------------------------------------------------

2)   Check the Appropriate Box if a
     Member of a Group                       (a) ____________________
     (See Instructions)                      (b) ____________________

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3)   SEC Use only

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4)   Citizenship or Place of
     Organization                      OHIO CORPORATION
                                       ----------------

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Number of Shares      (5)  Sole Voting Power                   485,140
                                                             -----------
Beneficially          (6)  Shared Voting Power                   -0-
                                                             -----------
Owned by              (7)  Sole Dispositive Power              610,927
                                                             -----------
Each Reporting        (8)  Shared Dispositive Power             84,711
                                                             -----------
Person with

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9)   Aggregate Amount Beneficially                             695,638
                                                             -----------
     Owned by Each Reporting Person

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10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

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11)  Percent of Class Represented
     by Amount in Row 9                                         8.10%
                                                             -----------

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12)  Type of Reporting Person
     (See Instructions)                                            HC
                                                             -----------

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Item 1(a) Name of Issuer:                          GORMAN RUPP CO.
                                                   ---------------
Item 1(b) Address of Issuer's principal executive
           offices:                                     305 BOWMAN ST.
                                                   --------------------------
                                                     MANSFIELD, OH 44903
                                                   --------------------------

Item 2(a) Name of person filing:                   BANC ONE CORPORATION
                                                   --------------------

Item 2(b) Address of principal business office or,   100 East Broad Street
                                                     ---------------------
          if none residence:                       Columbus, Ohio  43271-0156
                                                   --------------------------

Item 2(c) Citizenship:                             Not Applicable
                                                   --------------

Item 2(d) Title of class of securities:         COMMON SHARES WITHOUT PAR VALUE
                                                -------------------------------

Item 2(e) CUSIP No.:                                       383082104
                                                   --------------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANC ONE CORPORATION with respect to
                                       --------------------
          common shares of            GORMAN RUPP CO. as of
                           -----------------------------------------------
                 December 31, 1995  is as follows                              :
          ---------------------------------------------------------------------

          (a)  Amount beneficially owned:                           695,638
                                                               -----------------
          (b)  Percent of class                                        8.10%
                                                               -----------------

          (c)  Number of shares as to which such person has:

               (i)       Sole power to vote or to direct the vote:     485,140
                                                                     ----------
               (ii)      Shared power to vote or to direct the vote:     -0-
                                                                     ----------
               (iii)     Sole power to dispose or to direct the
                         disposition of:                               610,927
                                                                     ----------
               (iv)      Shared power to dispose or to direct the
                         disposition of:                                84,711
                                                                     ----------
Item 5.   Ownership of 5 percent or less of a Class.                     N/A
                                                                     ----------

Item 6.   Ownership of More than 5 percent on Behalf of Another Person.   N/A
                                                                        -------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          BANK ONE TRUST CO., NA
          ----------------------

Item 8.   Identification and Classification of Members of the Group.     N/A
                                                                     ----------

Item 9.   Notice of Dissolution of group.                                N/A
                                                                     ----------

Item 10.  Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:         FEBRUARY 14, 1996
               -----------------


                                   BANC ONE CORPORATION

                              By:  /s/ BRETT D. CAMBERN
                                   Brett D. Cambern
                                   Investment Compliance Officer